BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

04030188

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

PROCESSING
SEC MAIL
RECEIVED
MAY 14 2004
SECTION
181
WASH., D.C.

May, 10th 2004

SUPPL

Dear Sirs,

Please find enclosed document pertaining to the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2003 and 2004

- Balance Sheet as of January, February and March 2004, (Spanish Banking Committee) Reports # 1,2,3
- P&L March 2004 Spanish Banking Committee) Report # 4
- 4th quarterly dividend for 2003(Stock exchange, press release, official gazette) Report # 5
- March 2004 financial Summary, Report # 6
- Announcement and agenda of 2033 General Shareholder Meeting. Report # 7
- Announcement of changes in the Board of Directors. Report # 8
- 2003 Annual Report. Report # 9

Yours sincerely,

Jose Luis Vega
Director

PROCESSED
MAY 19 2004
THOMSON
FINANCIAL

5/19

R. M. MADRID, T. 1.857, F. 220, H. 9543 - C.I.F. A-28/157360

BANKINTER
Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Institutional Relations
Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

ENERO 2004
GRUPO BANKINTER, S.A.

BALANCE CONSOLIDADO

ACTIVO		
1. Caja y dep. en bcos centrales		294.468
1.1. Caja	61.930	
1.2. Banco de España	225.422	
1.3. Otros bancos centrales	7.116	
2. Deudas del Estado		5.045.632
3. Entidades de crédito		1.423.732
3.1. A la vista	173.208	
3.2. Otros créditos	1.250.524	
4. Créditos sobre clientes		16.635.752
5. Obligaciones y otros valores de renta fija		76.015
5.1. De emisión pública	24.391	
5.2. Otros emisores	51.624	
Pro memoria		
Titulos propios	0	
6. Acciones y otros titulos renta variable		268.088
7. Participaciones		57.304
7.1. En entidades de crédito	0	
7.2. Otras participaciones	57.304	
8. Participaciones en empresas grupo		71.419
8.1. En entidades de crédito	0	
8.2. Otras	71.419	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		10.505
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	10.505	
10. Activos materiales		126.463
10.1. terrenos y edificios uso propio	40.050	
10.2. Otros inmuebles	30.665	
10.3. Mobiliario, inst. y otros	55.748	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	
12. Acciones propias		11.971
Pro-memoria : nominal		0
13. Otros activos		844.604
14. Cuentas de periodificación		114.336
15. Pérdidas sdades consolidadas		16.422
15.1. Integración global	7.187	
15.2. Puesta en equivalencia	9.235	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		24.996.711
		0
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		1.686.616
1.1 Redescuentos, endosos y participaciones	0	
1.2 Activos afectos a diversas obligaciones	0	
1.3 Fianzas, avales y cauciones	1.552.892	
1.4 Otros pasivos contingentes	133.724	

BANKINTER

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Institutional Relations

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

31/01/2003

PASIVO

1. Entidades de crédito			3.950.790
1.1. A la vista		208.087	
1.2. Otros débitos		3.742.703	
2. Débitos a clientes			13.217.539
2.1. Depósitos de ahorro		9.041.553	
2.1.1. A la vista	6.273.826		
2.1.2. A plazo	2.767.727		
2.2. Otros débitos		4.175.986	
2.2.1. A la vista	0		
2.2.2. A plazo	4.175.986		
3. Débitos representados por valores negociab.			4.865.084
3.1. Bonos y oblig. circulación		3.085.495	
3.2. Pagarés y otros valores		1.779.589	
4. Otros pasivos			910.954
5. Cuentas de periodificación			193.310
6. Provisión para riesgos y cargas			257.773
6.1. Fondo pensionistas		704	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		257.069	
6.bis Fondo para riesgos generales			7.901
6.ter Diferencia negativa consolidación			55
6.ter 1. Por integración global y proporcional		55	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			15.853
7.1. Del grupo		14.473,000	
7.2. De minoritarios		1.380	
8. Pasivos subordinados			297.767
8.bis Intereses minoritarios			269.519
9. Capital suscrito			113.916
10. Primas de emisión			265.196
11. Reservas			289.684
11.bis Remanente			196.642
12. Reservas de revalorización			22.227
12.bis Reservas en sdades consolidadas			121.476
12.bis.1. Por integración global		15.090	
12.bis.2. por puesta en equivalencia		53.648	
12.bis.3. Por diferencia de conversión		0	
13. Resultados de ejercicios anteriores			0
TOTAL PASIVO			**24.995.686**

2. COMPROMISOS		**4.180.745**
2.1 Cesiones temporales con opción de recompra		
2.2 Disponibles por terceros	4.148.972	
2.3 Otros compromisos	31.773	
SUMA CUENTAS DE ORDEN	**5.867.361**	

R. M. MADRID, T. 1.857, F. 220, H. 9643 - C.I.F. A-28/157360

BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

FEBRERO 2004

GRUPO BANKINTER, S.A.

BALANCE CONSOLIDADO

ACTIVO

1. Caja y dep. en bcos centrales		170.562
1.1. Caja	64.585	
1.2. Banco de España	98.861	
1.3. Otros bancos centrales	7.116	
2. Deudas del Estado		5.224.612
3. Entidades de crédito		2.266.120
3.1. A la vista	124.318	
3.2. Otros créditos	2.141.802	
4. Créditos sobre clientes		16.299.958
5. Obligaciones y otros valores de renta fija		523.076
5.1. De emisión pública	7.137	
5.2. Otros emisores	515.939	
Pro memoria		
---------------- ----------------		
Títulos propios	0	
6. Acciones y otros títulos renta variable		293.368
7. Participaciones		57.961
7.1. En entidades de crédito	0	
7.2. Otras participaciones	57.961	
8. Participaciones en empresas grupo		73.561
8.1. En entidades de crédito		
8.2. Otras	73.561	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		10.387
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	10.387	
10. Activos materiales		127.039
10.1. terrenos y edificios uso propio	39.967	
10.2. Otros inmuebles	31.487	
10.3. Mobiliario, inst. y otros	55.585	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	
12. Acciones propias		11.971
Pro-memoria : nominal		0
13. Otros activos		855.373
14. Cuentas de periodificación		122.854
15. Pérdidas sdades consolidadas		16.422
15.1. Integración global	7.187	
15.2. Puesta en equivalencia	9.235	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		**26.053.264**
		0

CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		1.694.899
1.1 Redescuentos, endosos y participaciones	0	
1.2 Activos afectos a diversas obligaciones	0	
1.3 Fianzas, avales y cauciones	1.562.826	
1.4 Otros pasivos contingentes	132.073	

R. M. MADRID, T. 1.857, F. 220, H. 9643 - C.I.F. A-28/157360

BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

29/02/2003

PASIVO

1. Entidades de crédito			5.902.034
1.1. A la vista		243.982	
1.2. Otros débitos		5.658.052	
2. Débitos a clientes			12.775.394
2.1. Depósitos de ahorro		8.990.911	
2.1.1. A la vista	6.102.348		
2.1.2. A plazo	2.888.563		
2.2. Otros débitos		3.784.483	
2.2.1. A la vista	0		
2.2.2. A plazo	3.784.483		
3. Débitos representados por valores negociab.			4.619.969
3.1. Bonos y oblig. circulación		2.800.071	
3.2. Pagarés y otros valores		1.819.898	
4. Otros pasivos			682.287
5. Cuentas de periodificación			193.532
6. Provisión para riesgos y cargas			265.395
6.1. Fondo pensionistas		704	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		264.691	
6.bis Fondo para riesgos generales			7.901
6.ter Diferencia negativa consolidación			55
6.ter 1. Por integración global y proporcional		55	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			29.708
7.1. Del grupo		27.121,000	
7.2. De minoritarios		2.587	
8. Pasivos subordinados			297.767
8.bis Intereses minoritarios			269.519
9. Capital suscrito			114.940
10. Primas de emisión			265.196
11. Reservas			291.429
11.bis Remanente			194.788
12. Reservas de revalorización			22.227
12.bis Reservas en sdades consolidadas			121.123
12.bis.1. Por integración global		52.748	
12.bis.2. por puesta en equivalencia		68.375	
12.bis.3. Por diferencia de conversión		0	
13. Resultados de ejercicios anteriores			0
TOTAL PASIVO			26.053.264

2. COMPROMISOS		0
2.1 Cesiones temporales con opción de recompra		
2.2 Disponibles por terceros	4.207.745	
2.3 Otros compromisos	-4.207.745	
SUMA CUENTAS DE ORDEN	1.694.899	

R. M. MADRID, T. 1.857, F. 220, H. 9843 - C.I.F. A-28/157360

BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

MARZO 2004

GRUPO BANKINTER, S.A.

BALANCE CONSOLIDADO

ACTIVO

1. Caja y dep. en bcos centrales		483.521
1.1. Caja	61.529	
1.2. Banco de España	402.773	
1.3. Otros bancos centrales	19.219	
2. Deudas del Estado		4.690.768
3. Entidades de crédito		1.804.928
3.1. A la vista	153.857	
3.2. Otros créditos	1.651.071	
4. Créditos sobre clientes		15.582.556
5. Obligaciones y otros valores de renta fija		1.160.660
5.1. De emisión pública	7.137	
5.2. Otros emisores	1.153.523	
Pro memoria		
Titulos propios	0	
6. Acciones y otros titulos renta variable		76.049
7. Participaciones		59.446
7.1. En entidades de crédito	0	
7.2. Otras participaciones	59.446	
8. Participaciones en empresas grupo		71.939
8.1. En entidades de crédito		
8.2. Otras	71.939	
9. Activos inmateriales		0
9.1. Gtos. de constitución y 1. estab.	0	
9.2. Otros gastos amortizables	0	
9.bis Fondo de comercio de consolidación		10.269
9. bis 1. Por integración global	0	
9.bis 2. Por puesta en equivalencia	10.269	
10. Activos materiales		129.896
10.1. terrenos y edificios uso propio	39.857	
10.2. Otros inmuebles	31.949	
10.3. Mobiliario, inst. y otros	58.090	
11. Capital suscrito no desembolsado		0
11.1. Dividendos pasivos reclam. no desemb.		
11.2. Resto	0	
12. Acciones propias		11.982
Pro-memoria : nominal		0
13. Otros activos		809.734
14. Cuentas de periodificación		123.846
15. Pérdidas sdades consolidadas		16.666
15.1. Integración global	7.431	
15.2. Puesta en equivalencia	9.235	
15.3 Por diferencias de conversión	0	
16. Pérdidas consolidadas del ejercicio		0
16.1. Del grupo	0	
16.2. De minoritarios	0	
TOTAL ACTIVO		25.032.260
		0

CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		1.717.369
1.1 Redescuentos, endosos y participaciones	0	
1.2 Activos afectos a diversas obligaciones	0	
1.3 Fianzas, avales y cauciones	1.582.718	
1.4 Otros pasivos contingentes	134.651	

R. M. MADRID, T. 1.857, F. 220, H. 9643 - C.I.F. A-28/157360

BANKINTER

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Institutional Relations

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

31/03/2003

PASIVO

1. Entidades de crédito			5.057.588
1.1. A la vista		171.934	
1.2. Otros débitos		4.885.654	
2. Débitos a clientes			12.947.865
2.1. Depósitos de ahorro		9.577.508	
2.1.1. A la vista	6.762.885		
2.1.2. A plazo	2.814.623		
2.2. Otros débitos		3.370.357	
2.2.1. A la vista	0		
2.2.2. A plazo	3.370.357		
3. Débitos representados por valores negociab.			4.283.584
3.1. Bonos y oblig. circulación		2.495.176	
3.2. Pagarés y otros valores		1.788.408	
4. Otros pasivos			730.194
5. Cuentas de periodificación			185.138
6. Provisión para riesgos y cargas			282.565
6.1. Fondo pensionistas		913	
6.2. Provisión para impuestos		0	
6.3. Otras provisiones		281.652	
6.bis Fondo para riesgos generales			7.901
6.ter Diferencia negativa consolidación			55
6.ter 1. Por integración global y proporcional		55	
6.ter 2. Por puesta en equivalencia		0	
7. Beneficios consolidados del ejercicio			42.593
7.1. Del grupo		38.669,000	
7.2. De minoritarios		3.924	
8. Pasivos subordinados			297.767
8.bis Intereses minoritarios			269.519
9. Capital suscrito			114.941
10. Primas de emisión			265.196
11. Reservas			436.998
11.bis Remanente			0
12. Reservas de revalorización			22.227
12.bis Reservas en sdades consolidadas			88.129
12.bis.1. Por integración global		22.388	
12.bis.2. por puesta en equivalencia		65.741	
12.bis.3. Por diferencia de conversión		0	
13. Resultados de ejercicios anteriores			0
TOTAL PASIVO			25.032.260

2. COMPROMISOS		**4.256.365**
2.1 Cesiones temporales con opción de recompra		
2.2 Disponibles por terceros	4.231.833	
2.3 Otros compromisos	24.532	
SUMA CUENTAS DE ORDEN	**5.973.734**	

#4

BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

0128 GRUPO BANKINTER (Miles de euros redondeados)	2003 MARZO
1. Intereses y rendimientos asimilados	200.110
De los que: De la cartera de renta fija	41.492
2. Intereses y cargas asimiladas	107.387
3. Rendimiento de la cartera de renta variable	6.463
3.1 De acciones y otros títulos de renta variable	3.459
3.2 De participaciones	4
3.3 De participaciones en el grupo	3.000
A) MARGEN DE INTERMEDIACION	**99.186**
4. Comisiones percibidas	54.257
5. Comisiones pagadas	10.815
6. Resultados de operaciones financieras	6.558
B) MARGEN ORDINARIO	**149.186**
7. Otros productos de explotación	2.610
8. Gastos generales de administración	70.079
8.1 De personal	39.573
De los que:	
Sueldos y salarios	26.595
Cargas sociales	8.282
De las que: Pensiones	904
8.2 Otros gastos administrativos	30.506
9. Amortización y saneamiento de activos materiales o inmateriales	3.776
10. Otras cargas de explotación	1.182
C) MARGEN DE EXPLOTACION	**76.759**
11. Resultados netos generados por Sociedades puestas en equivalen	4.738
11.1 Participación en beneficios de sociedades puestas en equivalencia	8.110
11.2 Participación en pérdidas de sociedades puestas en equivalencia	8
11.3 Correcciones de valor por cobro de dividendos	3.364
12. Amortización del fondo de comercio de consolidación	354
13. Beneficios por operaciones grupo	691
13.1 Beneficios por enajenación de participaciones en entidades consolid. por integr. global y proporcional	0
13.2 Beneficios por enajenación de participaciones puestas en equivalencia	0
13.3 Beneficios por operaciones con acciones de la sociedad dominante y con Pasivos financieros emitidos por el grupo	691
13.4 Reversión de diferencias negativas de consolidación	0
14. Quebrantos por operaciones grupo	388
14.1 Pérdidas por enajenación de participaciones en entidades consolidadas por integración global y proporcional	0
14.2 Pérdidas por enajenación de participaciones puestas en equivalencia	0
14.3 Pérdidas por operaciones con acciones de la sdad. dominante y con Pasivos financieros emitidos por el grupo	388
15. Amortización y provisiones para insolvencias (neto)	11.204
16. Saneamiento de inmovilizaciones financieras (neto)	0
17. Dotación al fondo para riesgos bancarios generales	-24
18. Beneficios extraordinarios	2.454
19. Quebrantos extraordinarios	7.490
D) RESULTADO ANTES DE IMPUESTOS	**65.230**
20. Impuesto sobre beneficios	22.637
21. Otros impuestos	0
E) RESULTADO CONSOLIDADO DEL EJERCICIO	**42.593**
E.1 Resultado atribuido a la minoría	3.924
E.2 Resultado atribuido al grupo	**38.669**

#5

BANKINTER

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Institutional Relations

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

NEWS RELEASE ***From: BANKINTER,S.A.***

Contact: Jose Luis Vega Tel: + 34 91 6234341
jlvegar@bankinter.es
Maru Alonso Tel : + 34 91 6234336
mlalonso@bankinter.es

BANKINTER PAYS ITS FOURTH 2003 INTERIM DIVIDEND

Madrid, March 17th 2004 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on April 3Thr 2003, it will pay its fourth 2003 interim dividend of 0.255195 Euros gross per share representing a net amount of 0.21691575 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.






1st QUARTER MARCH 2004

FINANCIAL SUMMARY

BANKINTER

www.ebankinter.com

1.Financial highlights



Thousands of €	03/31/2004	03/31/2003	%	03/31/2004 Million US$ (1)
BALANCE SHEET				
Total assets	25,032,260	23,092,767	8.40	30,599.43
Credit facilities and loans	15,582,556	15,363,815	1.42	19,048.12
Credit facilities and loans ex-securitization	21,031,764	18,122,087	16.06	25,709.23
Customer funds	17,231,449	15,894,893	8.41	21,063.72
Off-balance-sheet managed funds	9,265,794	7,434,009	24.64	11,326.51
EARNINGS				
Net interest income	99,186	100,698	-1.50	121.24
Basic income	142,628	134,893	5.73	174.35
Total net ordinary revenue	149,186	137,690	8.35	182.36
Net operating income	76,759	71,656	7.12	93.83
Income before taxes	65,230	55,504	17.52	79.74
Net income attributed to the Group	38,669	33,451	15.60	47.27
RATIOS (%)				
Nonperforming loans/ total risk exposure ex-securitization	0.28	0.31	-9.68	
Recorded allowance/nonperforming loans	607.64	452.23	34.36	
Efficiency ratio	46.97	45.66	2.87	
ROE	17.45	17.47	-0.11	
ROA	0.60	0.59	1.69	
Capital ratios	12.16	11.70	3.94	
Tier 1 capital	8.01	8.01	-	
BANKINTER SHARES				
Number of shares	76,627,275	75,770,425	1.13	
Closing price	32.07	24.98	28.38	
EPS, Earnings per share (euros)	0.51	0.45	13.33	
DPS, Dividend per share (euros)	0.25	0.23	7.74	
BRANCHES AND CENTERS				
Number of branches	286	286	-	
Commercial management centers				
Company Business Units	39	40	-2.50	
Small Businesses	28	7	-	
Number of Private Banking Management Centers	32	26	23.08	
Corporate Partnerships	448	424	5.66	
Number of agents	998	982	1.63	
Telephone banking and Internet	3	3	0.00	
HEADCOUNT				
Number of employees (full-time equivalent)	3,095	2,936	5,42	

(1) 1Euro = 1.2224 US $

2.Introduction

In the first quarter of the year, the Bankinter Group's net attributed income rose by 15.60%. This positive earnings trend was underpinned by increases in the Bank's main indicators, such as gross operating income (8.35%), total assets (8.40%) and off-balance sheet managed funds (24.64%) and by an excellent nonperforming loans ratio (0.28%).

The first quarter of 2004 was marked by the savage terrorist attacks in Madrid on March 11 and the escalation of violence in Iraq. Despite the uncertainty created by these events, the stock markets are currently showing signs of recovery, maintaining the upward trend of 2003. The confidence with which Bankinter approaches 2004 is founded on a sound capital base backed by an excellent nonperforming loans figure, a high level of provisions and the soundness of our business model.

Also, Bankinter's value proposal for its customers is clearly distinct from that of its rivals and based on quality of service, innovative financial products and services and a fully-integrated multichannel offering.

Noteworthy in customer business was the performance of Bankinter Private Banking, in which the two segments, Personal Finance and Private Banking, increased their income after taxes over the last twelve months by 21.42% and 17.06%, respectively. These results are a reflection of the Bank's firm commitment to this area, which currently has 32 branches specializing in customer management and counseling.

Earnings per share in the quarter were €0.51, up 13.33% on the year-ago period.

Margins and earnings

Bankinter's income statement for the period ended March 31, 2004, showed growth in the main business margins: 5.73% in net interest revenue; 8.35% in basic margin and 7.12% in net operating income.

On- and off-balance-sheet customer funds amounted to €26,497 million as of March 31, 2004, up 13.58% on the same period in 2003. Noteworthy in this connection are mutual funds and pension funds, which increased by 30.94% and 36.64%, respectively. The Bank's credit facilities and loans of €15,583 million increased with respect to the same period in 2003 and were up 16.06% excluding the effect of the mortgage securitizations performed since the last quarter of 2001.

Also noteworthy was the excellent trend in fees, which increased by 27.04% compared to the first quarter of 2003 due to the dual effect of a 7.56% reduction in fees paid and an 18.22% increase in fees received.

Bankinter continues to enjoy excellent creditworthiness thanks to its in-house risk analysis, approval and automatic management systems, portfolio diversification, conservative loan loss provisions and scant exposure to country-risk. Nonperforming loans amounted to €66.55 million, equivalent to 0.28% of the Bank's computable risk assets, an improvement with respect to the same quarter of the previous year. Similarly, the ratio of the recorded allowance to nonperforming loans was 607.64%, and both ratios were among the best of all European banks. Loan loss provisions increased by 39.77% with respect to the same period in 2003.

On April 13, Bankinter paid the fourth 2003 dividend of €0.255195 per share, an increase of 7% with respect to the corresponding interim dividend paid in the preceding year.



3.Quality of service



ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

By segments



80
79
78
77
76
75
Mar 03
Jun
Sep
Dec
Mar 04
Corporate Banking
Private Banking
Individuals
Small Bussines

By distribution channel



81
79
77
75
73
Mar 03
Jun
Sep
Dec
Mar 04
Internet Office
Telephone Branch
Branch Network
Agent Network
Virtual Banking

4.Customer activity

Bankinter's multichannel strategy is faithfully reflected in its customer business activity. 70% of Bankinter's customers have dealings with the Bank through more than one channel, which shows that customers prefer to choose the most convenient way of carrying out their transactions with the Bank without being limited to a single channel.

In the last twelve months, total transactions increased by 25.89%, and volume increased significantly in all the main channels. The trend in the historical performance of transactions shows a clear increase in the importance of remote banking channels, which now represent 63% of transactions compared with 48% five years ago. The most popular channel is the Internet, on which more than 32 million transactions, 47.64% of the total, were performed in the last month.

Customers' satisfaction with the quality of the service provided by the different segments and networks reached high levels in this first quarter. The Net Satisfaction Index (ISN) increased with respect to the previous quarter in all the Bank's segments and networks. Particularly noteworthy was the excellent performance of Corporate Banking, Private Banking and Virtual Banking.

Cross-selling increased to 5.65 products per customer in this first quarter, consolidating the recovery that commenced two quarters ago.

The abandonment rate (abandonment is taken to mean almost total inactivity in a customer's account over a period of time) has fallen drastically in the year to date to 6.11%.



Evolution of transactions by channel (%)


100
75
50
25
0
Percentage of transactions
48%
52%
37%
1998
1999
2000
2001
2002
2003
1Q2004
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

Use of channels


37%
33%
30%
1 Channel
2 Channels
3 Channels

Products by customer


5.8
5.7
5.6
5.5
Number of products
5.67
5.65
Mar 03
Jun
Sep
Dec
Mar 04

Abandonment rate


9
8
7
6
5
4
% Annual rate
6.48
6.11
Mar 03
Jun
Sep
Dec
Mar 04



5.Balance sheet

Thousands of €	03/31/2004	03/31/2003	Variation Amount	%
Cash on hand and on deposit at central banks	483,521	150,139	333,382	222.05
Government debt securities	4,690,768	2,953,693	1,737,075	58.81
Due from banks	1,804,928	2,356,549	-551,621	-23.41
Credit facilities and loans (1)	15,582,556	15,363,815	218,741	1.42
Fixed-income securities	1,160,660	1,320,978	-160,318	-12.14
Equity securities	207,434	133,305	74,129	55.61
Premises and equipment and intangibles	140,165	151,845	-11,680	-7.69
Treasury stock	11,982	16,184	-4,202	-25.96
Other assets	809,734	490,104	319,630	65.22
Accrual accounts	123,846	116,435	7,411	6.36
Losses at consolidated companies	16,666	39,720	-23,054	-58.04
Assets	**25,032,260**	**23,092,767**	**1,939,493**	**8.40**
Due to banks	5,057,588	4,913,457	144,131	2.93
Customer deposits	12,947,865	12,513,286	434,579	3.47
Marketable debt securities	4,283,584	3,381,607	901,977	26.67
Other liabilities	730,194	505,240	224,954	44.52
Accrual accounts	185,138	201,858	-16,720	-8.28
General risk allowance and other	290,521	233,371	57,150	24.49
Consolidated income	42,593	37,332	5,261	14.09
Subordinated liabilities	297,767	197,767	100,000	50.56
Minority interests	269,519	269,519	-	-
Paid-in capital	114,941	113,656	1,285	1.13
Reserves	724,421	655,247	69,174	10.56
Reserves at consolidated companies	88,129	70,427	17,702	25.14
Liabilities and shareholders´ equity	**25,032,260**	**23,092,767**	**1,939,493**	**8.40**
(1) Credit facilities and loans ex-securitization	21,031,764	18,122,087	2,909,677	16.06



6.Customer funds and lending

Thousands of €	03/31/2004	03/31/2003	Variation Amount	%
CUSTOMER FUNDS				
Customer deposits	12,947,865	12,513,286	434,579	3.47
Government entities	217,774	210,960	6,814	3.23
Residents	12,352,032	11,886,490	465,542	3.92
Demand deposits	6,109,860	5,165,927	943,933	18.27
Savings deposits	103,497	111,130	-7,633	-6.87
Time deposits	2,672,008	3,367,227	-695,219	-20.65
Securities sold under repurchase agreement	3,466,667	3,242,206	224,461	6.92
Nonresidents	378,059	415,836	-37,777	-9.08
Marketable debt securities	4,283,584	3,381,607	901,977	26.67
Total	**17,231,449**	**15,894,893**	**1,336,556**	**8.41**
Off-balance-sheet managed funds	**9,265,794**	**7,434,009**	**1,831,785**	**24.64**
of wich:				
Mutual funds	7,393,601	5,646,556	1,747,045	30.94
Pension funds	610,860	447,042	163,818	36.64
CREDIT FACILITIES AND LOANS				
Loans to government entities	27,839	75,202	-47,363	-62.98
Loans to resident borrowers	15,495,334	15,226,494	268,840	1.77
Commercial bills	1,020,014	956,602	63,412	6.63
Secured loans	10,600,644	10,615,478	-14,834	-0.14
Lease receivables	579,313	554,446	24,867	4.49
Other loans	3,295,363	3,099,968	195,395	6.30
Nonresident borrowers	353,934	250,591	103,343	41.24
Nonperforming loans	63,607	62,718	889	1.42
Subtotal	**15,940,714**	**15,615,005**	**325,709**	**2.09**
Loan loss allowance (excluding off-balance-sheet risks)	358,158	251,190	106,968	42.58
Total	**15,582,556**	**15,363,815**	**218,741**	**1.42**
Total ex-securitization	**21,031,764**	**18,122,087**	**2,909,677**	**16.06**



7.Analysis of credit risk

Thousands of €	03/31/2004	03/31/2003	Variation Amount	%
Risk exposure ex-securitization	23,537,519	20,609,154	2,928,365	14.21
Total nonperforming balances	66,555	63,981	2,574	4.02
Total allowances	404,416	289,343	115,073	39.77
Mandatory allowances	404,416	287,343	117,073	40.74
Specific	30,260	32,347	-2,087	-6.45
General	173,619	145,230	28,389	19.55
Statistic	200,537	109,766	90,771	82.70
Nonperforming loans/total risk exposure ex-securitization (%)	0.28	0.31	-0.03	-9.68
Nonperforming loans/total risk exposure (%)	0.36	0.35	0.01	2.86
Nonperforming mortgage loans ratio ex-securitization (%)	0.16	0.18	-0.02	-11.11
Recorded allowance/nonperforming loans (%)	607.64	452.23	155.41	34.36
Recorded allowance/unsecured nonperforming loans (%)	527.28	387.89	139.39	35.93

Variations in nonperforming loans

Thousands of €	03/31/2004	03/31/2003	Variation Amount	%
Opening balance (January 1)	64,664	63,172	1,492	2.36
=+ Additions	29,846	26,343	3,503	13.30
=- Recoveries	24,595	21,912	2,683	12.24
=- Write-offs	3,360	3,622	-262	-7.23
Ending balance (March 31)	66,555	63,981	2,574	4.02
Balance of foreclosed assets	7,939	10,351	-2,412	-23.30

Nonperforming loans and allowances



450
400
350
300
250
200
150
100
50
Millions of euros
404.42
289.34
63.98
66.56
Mar 03
Jun
Sep
Dec
Mar 04
Nonperforming loans
Allowances

Variation in record allowance/nonperforming loans



640
610
580
550
520
490
460
430
%
607.64
452.23
Mar 03
Jun
Sep
Dec
Mar 04

8.Comparative income statements

Thousands of €	2004		2003		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets (ATA)	**25,768,200**	**100**	**23,176,383**	**100**	**2,591,817**	**11.18**
Interest and similar revenues	200,110	3.12	233,221	4.08	-33,111	-14.20
of which: fixed-income securities	41,492	0.65	43,448	0.76	-1,956	-4.50
- Interest and similar expenses	107,387	1.68	133,691	2.34	-26,304	-19.68
+ Equities portfolio revenues	6,463	0.10	1,168	0.02	5,295	453.34
= Net interest income	**99,186**	**1.55**	**100,698**	**1.76**	**-1,512**	**-1.50**
+ Fees and commissions, net	43,442	0.68	34,195	0.60	9,247	27.04
= Basic income	**142,628**	**2.23**	**134,893**	**2.36**	**7,735**	**5.73**
+ Revenue from financial transactions	6,558	0.10	2,797	0.05	3,761	134.47
= Total net ordinary revenue	**149,186**	**2.33**	**137,690**	**2.41**	**11,496**	**8.35**
- General administrative expenses	70,079	1.09	62,863	1.10	7,216	11.48
a) Personnel expenses	39,573	0.62	37,025	0.65	2,548	6.88
b) Other administrative expenses	30,506	0.48	25,838	0.45	4,668	18.07
- Depreciation and write-down of tangible and intangible assets	3,776	0.06	4,760	0.08	-984	-20.67
+ Other operating items	1,428	0.02	1,589	0.03	-161	-10.13
= Net operating income	**76,759**	**1.20**	**71,656**	**1.25**	**5,103**	**7.12**
+/- Gains (losses) on companies carried by the equity method	4,738	0.07	5,416	0.09	-678	-12.52
- Amortization of goodwill in consolidation	354	0.01	659	0.01	-305	-46.28
+ Gains (losses) on Group transactions	303	0.00	387	0.01	-84	-21.71
- Write-offs and provisions for loan losses	11,204	0.17	17,591	0.31	-6,387	-36.31
of which: Statistical loan loss allowance	10,376	0.16	11,603	0.20	-1,227	-10.57
- Write-down of long-term financial investments	-	-	285	-	-285	-
+/- Extraordinary income	-5,012	-0.08	-3,420	-0.06	-1,592	-46.55
= Income before taxes	**65,230**	**1.02**	**55,504**	**0.97**	**9,726**	**17.52**
- Corporate income tax	22,637	0.35	18,172	0.32	4,465	24.57
= Net consolidated income	**42,593**	**0.66**	**37,332**	**0.65**	**5,261**	**14.09**
- Income (loss) attributed to minority	3,924	0.06	3,881	0.07	43	1.11
= Income (loss) attributed to the Group	**38,669**	**0.60**	**33,451**	**0.59**	**5,218**	**15.60**

Income attributed to the Group



40
35
30
25
Millions of euros
33.45
38.67
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004



9.Quarterly statements of income

Thousands of €	2004			2003			
		Variation					
	1st Q	1Q04/1Q03	1Q04/4Q03	4th Q	3rd Q	2nd Q	1st Q
Interest and similar revenues	200,110	-14.20%	-3.84%	208,099	216,736	228,217	233,221
of which: fixed-income securities	41,492	-4.50%	8.97%	38,075	40,227	43,609	43,448
- Interest and similar expenses	107,387	-19.68%	-3.51%	111,295	113,993	125,586	133,691
+ Equities portfolio revenues	6,463	453.34%	779.32%	735	1,287	6,297	1,168
= Net interest income	**99,186**	**-1.50%**	**1.69%**	**97,539**	**104,030**	**108,928**	**100,698**
+ Fees and commissions, net	43,442	27.04%	4.46%	41,589	38,847	37,789	34,195
= Basic income	**142,628**	**5.73%**	**2.52%**	**139,128**	**142,877**	**146,717**	**134,893**
+ Revenue from financial transactions	6,558	134.47%	-49.58%	13,007	8,466	5,224	2,797
= Total net ordinary revenue	**149,186**	**8.35%**	**-1.94%**	**152,135**	**151,343**	**151,941**	**137,690**
- General administrative expenses	70,079	11.48%	-14.90%	82,346	73,390	72,779	62,863
a) Personnel expenses	39,573	6.88%	-6.44%	42,297	40,759	39,825	37,025
b) Other administrative expenses	30,506	18.07%	-23.83%	40,049	32,631	32,954	25,838
- Depreciation and write-down of tangible and intangible assets	3,776	-20.67%	-3.18%	3,900	3,985	4,316	4,760
+ Other operating items	1,428	-10.13%	-56.78%	3,304	1,303	1,515	1,589
= Net operating income	**76,759**	**7.12%**	**10.93%**	**69,193**	**75,271**	**76,361**	**71,656**
+/- Gains (losses) on companies carried by the equity method	4,738	-12.52%	-52.87%	10,052	7,357	1,914	5,416
- Amortization of goodwill in consolidation	354	-46.28%	-5.35%	374	692	903	659
+ Gains (losses) on Group transactions	303	-21.71%	-49.50%	600	58,860	4,369	387
- Write-offs and provisions for loan losses	11,204	-36.31%	-15.12%	13,200	76,699	23,986	17,591
of which: Statistical loan loss allowance	10,376	-10.57%	427.50%	1,967	67,002	11,425	11,603
- Write-down of long-term financial investments	-	-	-	-4	-2	-530	285
+/- Extraordinary income	-5,012	46.55%	29.22%	-7,081	-13,337	-9,945	-3,420
= Income before taxes	**65,230**	**17.52%**	**10.20%**	**59,194**	**50,762**	**48,340**	**55,504**
- Corporate income tax	22,637	24.57%	9.62%	20,651	10,645	15,550	18,172
= Net consolidated income	**42,593**	**14.09%**	**10.51%**	**38,543**	**40,117**	**32,790**	**37,332**
- Income (loss) attributed to minority	3,924	1.11%	-3.21%	4,054	3,838	3,967	3,881
= Income (loss) attributed to the Group	**38,669**	**15.60%**	**12.12%**	**34,489**	**36,279**	**28,823**	**33,451**

Basic income


150
140
130
120
Millions of euros
142.63
134.89
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004

Net operating income


85
75
65
55
45
Millions of euros
71.66
76.76
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004

10.Fees

Thousands of €

	03/31/2004	03/31/2003	Variation Amount	%
FEES PAID				
Fees ceded to other entities and corresp.	3,553	5,284	-1,731	-32.76
Fees ceded to agents, virtual banking	7,263	6,416	847	13.20
Total fees paid	**10,816**	**11,700**	**-884**	**-7.56**
FEES RECEIVED				
Guarantees and L/C	3,359	3,423	-64	-1.87
Foreign exchange	1,865	2,210	-345	-15.61
Collections and payments	14,319	13,181	1,138	8.63
Trade notes and drafts	3,443	3,743	-300	-8.01
Demand deposits	2,244	1,196	1,048	87.63
Credit and debit cards	7,042	6,509	533	8.19
Checks	459	484	-25	-5.17
Payment orders	1,131	1,249	-118	-9.45
Securities services	8,047	6,758	1,289	19.07
Securities underwriting and placement	162	8	154	1,925.00
Securities purchases and sales	3,841	3,152	689	21.86
Administration and custody	4,044	3,598	446	12.40
Marketing of nonbank financial products	16,923	13,301	3,622	27.23
Of which: mutual fund mgt. fees	15,298	12,140	3,158	26.01
Other fees	9,745	7,022	2,723	38.78
Total fees received	**54,258**	**45,895**	**8,363**	**18.22**
FEES & COMMISSIONS, NET	43,442	34,195	9,247	27.04



11.Yields and costs

data in %	As 31 of march			
	2004		2003	
	weighting	rate	weighting	rate
ASSETS				
Cash on hand and on deposit at central banks	1,19	1,74	1,23	1,98
Government debt securities	18,34	3,35	14,44	4,05
Due from banks	9,94	3,08	9,42	4,96
Credit facilities and loans	62,67	3,43	65,06	4,35
Fixed-income securities	1,55	2,12	5,50	3,18
Equity securities	1,40	7,20	0,67	3,03
Average earning assets	**95,10**	**3,39**	**96,33**	**4,26**
Other assets	4,90		3,67	
Average total assets a)	**100,00**	**3,22**	**100,00**	**4,10**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Due to banks	17,85	2,73	20,85	3,93
Customer deposits	51,60	1,46	54,15	1,96
Deposits	36,61	1,22	40,95	1,67
Securities sold under repurchase agreement	14,99	2,05	13,20	2,84
Marketable debt securities	18,01	2,10	14,57	2,82
Subordinated liabilities	1,16	5,13	0,85	5,75
Average interest-bearing funds	**88,61**	**1,89**	**90,43**	**2,59**
Other liabilities	11,39		9,57	
Average total funds b)	**100,00**	**1,68**	**100,00**	**2,34**
Net interest margin a-b		**1,55**		**1,76**
Customer spread		**1,81**		**2,21**



12.Quarterly yields and costs

data in %	1Q03 weighting	1Q03 rate	2Q03 weighting	2Q03 rate	3Q03 weighting	3Q03 rate	4Q03 weighting	4Q03 rate	1Q04 weighting	1Q04 rate
ASSETS										
Cash on hand and on deposit at central banks	1.23	1.98	1.23	1.80	1.23	1.51	1.25	1.46	1.19	1.74
Government debt securities	14.44	4.05	14.67	3.82	13.52	3.83	16.18	3.46	18.34	3.35
Due from banks	9.42	4.96	7.45	5.06	9.20	3.87	12.10	3.30	9.94	3.08
Credit facilities and loans	65.06	4.35	66.70	4.06	67.10	3.59	64.10	3.58	62.67	3.43
Fixed-income securities	5.50	3.18	5.51	3.17	4.46	2.60	1.93	2.52	1.55	2.12
Equity securities	0.67	3.03	0.86	12.38	1.00	2.02	0.81	1.45	1.40	7.20
Average earning assets	**96.33**	**4.26**	**96.42**	**4.09**	**96.52**	**3.56**	**96.36**	**3.46**	**95.10**	**3.39**
Other assets	3.67		3.58		3.48		3.64		4.90	
Average total assets a)	**100.00**	**4.10**	**100.00**	**3.95**	**100.00**	**3.44**	**100.00**	**3.33**	**100.00**	**3.22**
LIABILITIES AND SHAREHOLDERS' EQUITY										
Due to banks	20.85	3.93	20.54	3.29	18.39	2.97	18.41	3.05	17.85	2.73
Customer deposits	54.15	1.96	54.50	1.88	52.61	1.51	52.12	1.51	51.60	1.46
Deposits	40.95	1.67	40.09	1.63	38.70	1.30	37.03	1.31	36.61	1.22
Securities sold under repurchase agreement	13.20	2.84	14.41	2.56	13.91	2.10	15.09	2.02	14.99	2.05
Marketable debt securities	14.57	2.82	14.62	2.51	18.19	2.23	17.35	2.14	18.01	2.10
Subordinated liabilities	0.85	5.75	0.84	5.70	0.99	5.13	1.20	4.59	1.16	5.13
Average interest-bearing funds	**90.43**	**2.59**	**90.50**	**2.34**	**90.17**	**1.99**	**89.08**	**1.99**	**88.61**	**1.89**
Other liabilities	9.57		9.50		9.83		10.92		11.39	
Average total funds b)	**100.00**	**2.34**	**100.00**	**2.11**	**100.00**	**1.80**	**100.00**	**1.78**	**100.00**	**1.68**
Net interest margin a-b		**1.76**		**1.83**		**1.64**		**1.56**		**1.55**
Customer spread		**2.21**		**2.05**		**1.89**		**1.91**		**1.81**

Evolution Customer spread



2.50
2.25
2.00
1.75
1.50
2.21
1.81
Annualize quarterly rate
Mar 03
Jun
Sep
Dec
Mar 04

Return on lending and Cost of customer funds



5
4
3
2
1
4.35
3.43
2.14
1.62
Annualize quarterly rate
Mar 03
Jun
Sep
Dec
Mar 04
Cost of customer funds
Return on lending

13.Contribution by business area

Thousands of €	03/31/2004	03/31/2003	Variation Amount	%
Customer segments	39,353	38,329	1,188	3.10
PFS	3,237	2,666	571	21.42
Private Banking	5,737	4,901	836	17.06
Corporate Banking	7,732	8,170	-438	-5.36
Individuals	16,704	16,259	445	2.74
Small Businesses	4,763	4,989	-226	-4.53
Business with foreigners	1,180	1,344	-164	-12.20
Capital market	3,277	1,382	1,895	137.12
Other businesses	1,765	3,339	-1,574	-47.14
General-Purpose and Statistical allowances	-8,651	-9,717	1,066	-10.97
Corporate Center	2,925	118	2,807	-
Income after taxes attributed to the Group	**38,669**	**33,451**	**5,218**	**15.60**
Pro memoria(before taxes):				
Statistical loan loss allowance	10,376	11,603	-1,227	-10.57
Mutual fund fees	18,633	15,105	3,528	23.36



14.Shareholders' equity and rating

Thousands of €			Variation	
	03/31/2004	03/31/2003	Amount	%
Paid-in capital and reserves	928,396	812,321	116,075	14.29
Minority interests	269,519	269,519	-	-
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-11,982	-16,184	4,202	-25.96
Intangible assets and others	-45,736	-11,743	-33,993	289.47
Tier 1	**1,117,972**	**1,031,688**	**86,284**	**8.36**
Revaluation reserve	22,225	22,225	-	-
General allowances	5,517	53,662	-48,145	-89.72
Subordinated debt financing	270,227	185,747	84,480	45.48
Recorded general loan loss allowance	281,321	213,768	67,553	31.60
Tier 2	**579,290**	**475,402**	**103,888**	**21.85**
Capital Base	**1,697,262**	**1,507,090**	**190,172**	**12.62**
Risk-weighted assets	13,958,018	12,887,325	1,070,693	8.31
Tier 1 (%)	8.01	8.01	0.00	0.00
Tier 2 (%)	4.15	3.69	0.46	12.50
Capital ratios (%)	12.16	11.70	0.46	3.94
Excess	580,621	476,104	104,516	21.95

Ratings

	Short Term	Long Term
Moody's	P1	Aa3
Standard & Poor's	A1	A



15.Creation of shareholder value

Period per share data (€)

Earnings per share	0.51
Dividend per share	0.25
Book value per share	12.23
Price at beginning of year	32.55
Low	30.70
High	34.39
Closing price	32.07
Appreciation in last quarter (%)	-1.47
Appreciation in last 12 months (%)	28.38

Stock market ratios	
Price/Book value (times)	2.62
PER (price/earnings, times)	15.59
Dividend yield (%)	2.97

Number of shareholders	121,796
Number of shares	76,627,275
Number of shares held by nonresidents	24,416,825
Average daily trading (number of shares)	203,474
Average daily trading (thousands of euros)	6,688



Variations in earnings and dividend per share



0.60
0.50
0.40
0.30
0.20
Millions of euros
0.51
0.45
0.25
0.23
Mar 03
Jun
Sep
Dec
Mar 04
EPS
DPS

Bankinter's market capitalization trend



3,000
2,750
2,500
2,250
2,000
1,750
1,500
Millions of euros
2,457.44
1,892.75
1Q 2003
2Q 2003
3Q 2003
4Q 2003
1Q 2004

16.People

	03/31/2004	03/31/2003	Variation Amount	Variation %
Number of employees (*)	3,105	2,936	169.00	5.76
Average length of service of employees (in years)	11.12	11.27	-0.15	-1.33
Average age (in years)	36.83	36.95	-0.12	-0.32
Men (%)	54.98	54.96	0.02	0.04
Woman (%)	45.02	45.04	-0.02	-0.04
Employees who telework (%)	72.66	64.16	8.50	13.25
Internal job rotation (%)	8.18	31.14	-22.96	-73.73
External turnover (%)	3.22	3.80	-0.58	-15.26
Employees with university degrees and postgraduate studies (%)	67.08	67.87	-0.79	-1.16

(*) Full-time equivalent



17.Quarterly events

>> JOSÉ GARCÍA SÁNCHEZ, IN MEMORIAM.

José García Sánchez, a Bankinter employee, was killed in the terrorist attacks in Madrid on March 11. José, who was assistant manager at agency 14 in Madrid, had been working for the Bank for 25 years.

We at Bankinter would like to take this opportunity to honor the memory of our colleague and to reiterate our condemnation of any act of violence or terrorism. Bankinter has opened an account for the Victims of Terrorism Association: 0128 0010 94 0100117426, should you wish to make a donation.

>> ASOCIAL ACTION: OPENING OF A CENTER IN SEVILLE

This quarter Bankinter opened in Seville the first computer literacy center financed with the fees from the Bankinter Solidaridad FIM mutual fund. This center is located in Su Eminencia, an outlying district of Seville, at the premises of the Mornese Foundation, a local Salesian NGO.

Bankinter launched the marketing of this securities mutual fund on November 11, 2003, and it was the first initiative of its Social Action program.

In January 2004 the net assets of the Bankinter Solidaridad FIM mutual fund totaled 6 million, which means that the fees donated will enable the center in Seville to be built and to be maintained for a year. The next computer literacy center will be located in the Vallecas district in Madrid.

The new center at Su Eminencia (Seville) will cater primarily for children, young people aged from 16 to 25, women with difficulties in finding a job, the long-term unemployed and people with social inclusion problems.

Each year a typical Red Conecta center provides computer literacy courses (introduction to computers, word processing, use of spreadsheets, e-mail and surfing the Internet) for at least 200 users; graphic processing and web page editing courses for 80 users; and, also, gives over 4,000 hours of free access with expert guidance.

>> 2004 SHAREHOLDERS' MEETING

On March 23, 2004, the Shareholders' Meeting of Bankinter resolved to adopt several measures which are beneficial to its shareholders and promote transparency and good corporate governance. Certain of these measures are more advanced and involve stricter requirements than those established in the law and codes on corporate governance.

Once again in 2004, Bankinter made the full contents of the proposals submitted for approval - together with the Corporate Governance Report and Audit Committee Report - available to all its shareholders on its website and on that of the Spanish National Securities Market Commission (CNMV).

One of the new developments at this year's Shareholders' Meeting was the presentation to the shareholders by Pedro Guerrero, Deputy Chairman of the Board of Directors and Chairman of the Audit and Compliance Committee, of the Audit Committee's Annual Report.

The resolutions adopted by the Shareholders' Meeting included, inter alia, the adaptation of the Bylaws to the new Transparency Law for listed corporations, thus complementing the measures already adopted at the 2003 Shareholders' Meeting, which featured the elimination of anti-takeover provisions from the Bylaws. In this regard, specific Shareholders' Meeting Regulations were approved, which are among the first of their kind to be designed specifically in accordance with the requirements of the new Transparency Law.

On March 25 Emilio Botín-Sanz de Sautuola resigned as a director of Bankinter, S.A. Emilio, who had worked for the Bank since its foundation in 1965, was Deputy Chairman of the Board of Directors until 2002.

>> AWARDS AND ACKNOWLEDGEMENTS

In the study conducted by the consultant Governance Metrics Internacional (GMI) on good governance, Bankinter ranked second among the Ibex 35 companies. GMI highlighted Bankinter's transparency in providing information on, inter alia, customer satisfaction, the outcome of votes, the expense for stock options, human capital and risk management. Also, importance was attached to the fact that Bankinter had eliminated the 10% cap on the right to vote at Meetings and other anti-takeover measures adopted at the 2003 Shareholders' Meeting. Lastly, GMI placed particular emphasis on the fact that the Appointments and Compensation Committee is able to consult external experts.

Bankinter's mutual funds and those of our fund manager, Gesbankinter, received numerous distinctions in recognition of their performance in 2003. At the annual Cinco Días-Lipper awards for the year's best funds, the BK Dividendo and BK Índice Japón funds received the prize for the best funds in the European and Japanese equity categories, respectively. Also, the Expansión-Standard&Poor's awards recognized the performance of seven Gesbankinter funds, including most notably the BK FondValencia (voted the best three-year balanced Spanish fixed-income fund) and the aforementioned BK Índice Japón.

Also worthy of special mention is the prize awarded to Gesbankinter as the best equity fund manager by *Inversión* magazine.

Actualidad Económica magazine included Bankinter's Management Agreements in its 100 best ideas of 2003. This innovative service involves the opening up of asset management and extending it to small investors. Particular merit was attached to the fact that the service includes a risk measurement method which makes it possible to ascertain in advance the maximum loss that can affect a portfolio over a 12-month period and the potential gain associated with that risk.

Lastly, once again in the first quarter, Bankinter was one of the few Spanish companies to be included in the prestigious FTSE4Good Europe Index. This index measures social responsibility and is based on internationally accepted codes of conduct and on an analysis of companies assessing both the efforts devoted to environmental and social issues and to relationships with stakeholders (groups with which the company has a relationship) and respect for human rights.

Paseo de la Castellana, 29
28046 Madrid
Tel. 91 339 75 00
Fax 91 339 8[illegible] 23
Telex 42760 BANK E
SWIFT BKBK ES MM

BANKINTER
www.ebankinter.com

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

ORDINARY GENERAL MEETING SHAREHOLDERS

The Board of Directors of BANKINTER S.A. has convened to held the Annual General Meeting of Shareholders in Madrid, Hotel Villamagna, Paseo de la Castellana No. 22, 28046 Madrid, Spain, on March 23, 2004, at 1 p.m. on second notice should it not be possible, in the absence of a quorum, to hold said meeting on first notice, also hereby convened in the same place and at the same time on March 22, 2004, to debate the items on the following

AGENDA

1. Examination and approval of the Annual Accounts (Balance Sheet, Profit and Loss Account, and Directors' Report), Management Report and proposed distribution of Bankinter S.A. income as well as the Accounts and Management Report for the Consolidated Group for fiscal year 2003, including the approval of a special early retirement fund charged in the amount of 20.9 million euros charged to reserves.

2. Approval of the Board of Directors' conduct of business and distribution of dividends for the 2003 fiscal year.

3. Re-election of board members.

4. Appointment of auditors for the 2004 fiscal year.

5. Amendment to article 21 (regulation of the general meeting of shareholders and shareholders' rights to information), 25 (regulation of the Board of Directors) and 42 (remote voting) of the Company By-laws.

6. Approval of the Regulation of the General Meeting of Shareholders. Information on the Regulation of the Board of Directors.

7. Authorization of the Board of Directors to increase the share capital (article 153.1.b) of the Spanish Corporations Law).

8. Authorization of the Board of Directors to issue and guarantee debentures and securities, in general, of any nature and form, including debentures convertible into or exchangeable for shares, to determine the conversion terms and conditions, to increase the share capital as required, and to issue preference shares.

9. Authorization of the Board of Director to acquire, dispose of and amortize treasury stock.

10. Approval of a compensation system for Directors, in accordance with article 32 of the Company By-laws.

11. Authorization of the Board of Directors to interpret, rectify and execute resolutions and to approve the revised text of the Company By-laws.

BANKINTER
Institutional Relations
Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)
Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

INFORMATION TO SHAREHOLDERS

Shareholders are entitled to examine at BANKINTER's registered offices (28046 Madrid, Paseo de la Castellana nº 29) or on the corporate website http://www.ebankinter.com/webcorporativa and to request copies of the following documents which shall be provided free of charge:

1. Annual accounts (Directors' Report, Balance Sheets and Profit and Loss Statement), Management Report and Proposed Distribution of Profits(Losses) of BANKINTER, S.A., and the Consolidated Group for the 2003 fiscal year.

2. Auditors' Reports on the financial statements of BANKINTER, S.A. and the Consolidated Group for the 2003, 2002 and 2001 fiscal years.

3. Proposals for the General Meeting of Shareholders and reports of the Board of Directors, including the full text of the By-law amendments proposed for, the General Meeting Regulations and of the Board of Directors Regulations.

4. BANKINTER Annual Corporate Governance Report for 2003.

5. Annual Report of the Audit and Compliance Committee for 2003.

Until the seventh day previous to the celebration of the Shareholders General Meeting, the shareholders can formulate the questions and requests of information or clarification with regard to the proposals of the agenda, or to the accessible information to the public which had been facilitated by the Company to the CNMV since March 18, 2003, date of celebration of the last Shareholders General Meeting.

Should you need additional information please contact:

- The Shareholder's Office (ofiaccionista@bankinter.es) Telephone: (34)913398330-913397500)
- External Communications (comunicacion@bankinter.es) Telephone: (34)913397945- 913398575
- Investor Relations (investor_relations@bankinter.es) Telephone: (34) 916234341-916234336)

or in any Bankinter's Offices, Centers and Agents.

Attendance right and delegation

According to the Company Bylaws, to assist it is necessary to hold at least 600 shares either individually or in a group with other shareholders, in which case a group attendance card must be requested from the company.

In case the shareholder would like to, the delegation can be realized via any of the channels detailed in the enclosed Attendance Card, in the corporate website http://www.ebankinter.com/webcorporativa, and using the telephones and email addresses above mentioned.

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

INTERVENTION BY A NOTARY

The Board of Directors resolved to request the presence of a Notary-Public to draft Minutes of the meeting, pursuant to Article 114 of the Public Corporations Act.

The General Meeting is planned to be held, unless announced to the contrary, on second notice, i.e. on March 23, 2004 in the place and at the time indicated. Attendance card registration begins one hour prior to the time indicated for the meeting".

Madrid, February 23rd, 2004
General Secretary and of Board of Directors

BANKINTER

Avda. de Bruselas, 12
Arroyo de la Vega
)0 Alcobendas (Madrid)

Institutional Relations

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

BANKINTER, S.A.

CAMBIO EN EL CONSEJO DE ADMINISTRACIÓN DE BANKINTER

Don Emilio Botín-Sanz de Sautuola ha renunciado al cargo de Consejero de Bankinter. S.A., al que pertenecía desde la fundación del Banco en 1965. Hasta 2002, Don Emilio fue Vicepresidente del Consejo de la entidad.

Madrid, 25 de marzo de 2004